September 8, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation. Registration Statement on Form S-1 Amendment no. 8 filed August 29, 2008 File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Thank you for the quick response and for your comment letter of September 5, 2008. Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to
Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

Management’s Discussion and Analysis

Overview, page 26

Please revise your reference to consolidated operating losses to reference consolidated net losses. Also, please revise Note 11 on page 47. Revised all references.

Consolidated Balance Sheets, page 33

Your subtotal for current assets as of December 31, 2006 does not agree with the sum of the line items shown. Please revise. Revised to correct A/R to $4,084.

Consolidated Statements of Operations, page 34

On page 26 you disclose that amortization expense increased due to the acquisition of the BioQual equipment in 2006. Please explain to us why this was not included in the depreciation expense line item for the period ended June 30, 2007. It appears as though the activity has all been included in the depreciation expense line item for the year ended December 31, 2007. Added into the disclosure on Page 26- The acquisition of the BioQual equipment was amortized in the June 30, 2007 Financial Statement as Amortization Expense.  During the December 31, 2007 audit of the 2007 Financial Statements the BioQual equipment was reclassified from BioQual Purchase Agreement on the Balance Sheet into Manufacturing Equipment on the Balance Sheet.  The expense was reclassified from Amortization Expense into Depreciation Expense because it was determined that the BioQual purchase was in fact equipment, not technology.

Note 5 - Notes Payable, page 43

Please explain why $340,000 of Note #2 is classified as current as of June 30, 2008 since it is due April 2012. The note has a five year repayment schedule at 12% interest that begins after all principal amounts are received. Repayment of the note will begin in November 2008 per agreement with the note holder. Principal and interest payments total $42,500 per month. In the 12 month period from June 30, 2008, 8 payments would occur in that time period. We therefore distinguished these payments as short term and the remaining balance of the Note as long term.

Note 7- Stockholders’ Equity (Deficit), page 55

Please revise the disclosure for the May 2007 and November 2007 conversions to clarify that the beneficial interest expenses were expensed at the time of commitment in December 2006 similar to your revisions on page 45. Revised.

Exhibit 10.14

We note your response to comment 10 and reissue the comment in part. We could not locate Exhibits A and B at the end of the agreement as you suggested. As previously requested, please file the entire document, including exhibits A and B referred to in the employment agreement. Refiled the employment agreement including the requested exhibits A and B.

Exhibit 15.1

Please revise the wording of the letter to reference the report dated August 27, 2008 rather than the report dated August 28, 2008. Revised.

Exhibit 23.2

Please revise the wording of the consent to reference the report dated August 27, 2008 rather than the report dated August 28, 2008. Revised.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 1:00 p.m. on the afternoon of September 9, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer